

October 22, 2013

Wausau Paper Corp.
100 Paper Place
Mosinee, WI 54455
Attn: Henry C. Newell, Chief Executive Officer

cc: Board of Directors

Dear Hank,

This letter is a follow-up to our last two letters, dated May 9, 2013 and August 13, 2013, both of which were sent privately. We thank you for taking the time to again discuss the contents of those letters with us last week. We trust that you and the Board of Directors (the "Board) have been giving serious consideration to the issues outlined in those letters. The purpose of this public letter is to make our thoughts and perspectives on Wausau Paper Corp. ("Wausau" or the "Company") as explicit as possible for you and the Board and to share our views with the Company's shareholders regarding the significant value creation opportunities at Wausau, so they too can fully understand the substantial prospects for enhancing value.

As a reminder, Starboard Value LP, together with its affiliates ("Starboard"), currently owns 15.2% of the outstanding common stock of Wausau, making us the Company's largest shareholder. We have been one of the Company's largest shareholders for approximately two-and-a-half years. Over that time, we have sent the Board a series of both public and private letters outlining our views and perspectives on the opportunities to significantly improve the value of the Company.

The May 9, 2013 private letter was intended to outline as clearly as possible the key points that we discussed during our settlement discussions in connection with the 2013 Annual Meeting. After we sent that letter, you agreed that it would be productive to set up a phone call to discuss each of the points outlined therein. During that conversation, as well as during our settlement discussions, you gave us the impression that serious consideration would be given to our recommendations. We were hopeful that you and the Board would soon be taking the appropriate steps to unlock shareholder value.

Unfortunately, our serious concerns were renewed following the July 30, 2013 earnings call for Q2 2013, during which you stated that you would be prioritizing "investment in growth," rather than return of capital to shareholders. Our concerns were confirmed in the Company's Q4 2013 guidance, which, as we describe later in this letter, seemed to imply that you may not be executing on your previously announced cost savings initiative. This prompted us to send another private letter on August 13, 2013, again urging the Board to undertake several key measures to unlock shareholder value.

2348730-1

During our latest discussion with you, we again got the impression that our recommendations were being seriously considered. However, while your October 17, 2013 announcement that you would begin returning some capital to shareholders is a step in the right direction, we believe it falls far short of what is necessary. Specifically, we note that you have committed to returning 50% of free cash flow, which you define as operating cash flow less all capital expenditures (capex). This implies that you could spend all of the Company's operating cash flow on growth capex (as you have done in years past), potentially leaving little-to-no cash to return to shareholders. This methodology allows the Company to return capital to shareholders only after first using as much capital as management wishes on growth. The Company's recent announcement is therefore particularly troubling when combined with your earlier comments that you would like to prioritize growth, especially considering the Company's history of value destructive capital investments. Shareholders need additional clarity on the Company's capital return plans to ensure that the Company is not once again doing the bare minimum that it believes is necessary for management to receive credit for "doing something" without fully committing to the necessary steps to unlock significant value for shareholders. Wausau needs to commit to returning a large portion of cash flow *before* growth capex, ensuring that a meaningful amount of cash is *actually returned*.

In addition, your announcement makes no mention of overhead reductions, a headquarters move, or an initial share buyback using the proceeds from the recent sale of the Technical Paper business. These actions, each of which we have discussed with you, are important in order to unlock value for shareholders.

Therefore, given our disappointment with the Company's actions thus far, and the compelling value creation opportunities available, we feel it is important to now share our views publicly. We have included below an overview of why we believe the opportunity at Wausau is currently so compelling, as well as a summary of the key opportunities discussed in our latest two private letters to the Board – namely, (1) reducing corporate overhead while improving management focus, (2) returning capital to shareholders, and (3) additional opportunities to drive improvement and attract shareholders.

Wausau Has Been Transformed from an Underperforming Paper Conglomerate into a Leading Pure-Play Tissue Company

Over the last two years, in large part due to our encouragement, Wausau has been transformed from an underperforming paper conglomerate into a leading pure-play maker of towel and tissue products exclusively for the away-from-home market.

2


Narrowing Focus to Tissue
Two Years Ago
$1bn Rev
7% EBITDA margin
Technical 36%
Tissue 31%
Print 33%
Divested Print 2012
Last Year
$900mm Rev
5% EBITDA margin
Technical 51%
Tissue 41%
Print Transition 8%
Divested Technical Q2 2013
Pro Forma
$350mm Rev
25%+ EBITDA margin
Towel & Tissue 100%

Source: Company Presentation, Starboard Value estimates

For years prior to our involvement, the majority of Wausau's sales came from (a) a money-losing Printing & Writing business ("Print"), which was highly cyclical, in a long-term secular decline, and under-scale versus competitors and (b) a Technical Paper business struggling in a market that is becoming increasingly competitive due to the entry of larger players. These two businesses contributed little-to-no earnings, masking the value of the Company's steady, growing, and highly attractive Tissue business. After years of our continuous urging to become a pure-play tissue business, the Company finally sold its non-core Timberlands in 2011, its money-losing Print business in early 2012, and its Technical Paper business in March 2013. Now that these actions have finally been completed, albeit at a much slower pace than shareholders had hoped, Wausau has the opportunity to focus solely on its highly valuable Tissue business.

Wausau's Tissue business has several advantageous attributes, including: (i) a razor-razorblade model in which Wausau sells proprietary dispensers to the away-from-home market and its distributors continually refill these dispensers with Wausau product; (ii) barriers to entry solidified by strong relationships with distributors in key small and mid-sized markets; (iii) an established niche with environmentally friendly recycled products; (iv) a movement towards an industry-low variable cost structure following a $220 million (approximately $4.50 per share) investment in a new ATMOS tissue machine that is just ramping production; and (v) attractive opportunities for growth in premium away-from-home markets without additional capital spending, as well as through potential industry consolidation. These advantages have led, over time, to an incredibly stable, growing, and cash-flow generating Tissue business.

2348730-1

Wausau Tissue Segment Sales and EBITDA Margin



Source: CapitalIQ, Starboard Value estimates

As the table above demonstrates, the Tissue business has grown consistently for as long as segment figures have been disclosed, with only one down year (in which sales declined just 2%). Over that time, EBITDA margins have been consistently strong, never falling below approximately 18%.

Revenue growth in the Tissue business has stalled over the last four years due to the business operating near capacity. However, with the addition of the new $220 million tissue machine, the Company has laid out a plan to realize both cost savings and growth that is expected to drive EBITDA improvement from $59 million in 2012 to $140 million by 2017. Approximately half of the improvement will come from clearly identifiable cost savings, such as the insourcing of previously outsourced parent-roll production, improved yields, reduced energy costs (the new ATMOS machine will use up to 60% less energy than competing machines), and reduced shipping costs.

4



Source: Company Presentation

Pro forma for these cost savings, Wausau trades at a significant discount to its closest publicly traded competitors, SCA and Orchids Paper, despite having what we believe is a higher quality business, given the stable cash flows and high barriers to competition in Wausau's core markets. Additionally, we believe Wausau has better growth opportunities driven by the ability to enter the premium portion of the away-from-home market with a high-quality product made from 100% recycled fiber. Assuming achievement of cost savings alone, Wausau trades at an attractive discount to peers. The discount would be even more glaring if the Company realizes its growth plans.

WPP Valuation			
			($ in millions, except per share data)
	Today	PF for Cost Savings	PF for Savings and Growth
Stock Price (10/21/2013)	$12.75	$12.75	$12.75
Shares Outstanding	49.4	49.4	49.4
Market Cap	$630.3	$630.3	$630.3
Less: Cash & Equivalents	(46.5)	(46.5)	(46.5)
Plus: Debt	150.0	150.0	150.0
Enterprise Value	$733.7	$733.7	$733.7
Adj. EBITDA	$60.0	$100.0	$140.0
Implied EV / EBITDA	*12.2x*	*7.3x*	*5.2x*
SCA EV / EBITDA		10.6x	10.6x
Orchids EV / EBITDA		9.9x	9.9x

Source: CapitalIQ, Bloomberg, Company Filings, Starboard Value estimates

5

As the table above clearly illustrates, Wausau has a tremendous opportunity to create significant value for shareholders. However, given the Company's recent comments, as well as its years of underperformance, we believe it is necessary to publicly outline the steps we believe the Company must take to maximize value for shareholders.

(1) Reduction of Corporate Overhead and Relocation of Headquarters

While we believe Wausau is capable of reaching its 2017 EBITDA targets, the Company has a long history of missing expectations, as evidenced by having missed consensus earnings forecasts for the last five consecutive quarters, and eight out of the last ten.

Wausau EPS Results vs. Bloomberg Consensus

	EPS		
Period	Consensus Estimate	Actual*	
Q2 13	$0.06	($0.05)	MISS
Q1 13	($0.01)	($0.04)	MISS
Q4 12	$0.04	($0.03)	MISS
Q3 12	$0.06	$0.06	MISS
Q2 12	$0.10	$0.09	MISS
Q1 12	$0.05	$0.10	BEAT
Q4 11	$0.04	$0.04	MISS
Q3 11	$0.12	$0.11	MISS
Q2 11	$0.07	$0.08	BEAT
Q1 11	$0.05	$0.03	MISS

Source: Bloomberg
*Comparable Non-GAAP EPS adjusted for 1x charges, per Bloomberg

While understanding the Company's long-term plan is important, we believe shareholders must look to intermediate milestones to get comfortable that the Company is progressing towards its stated goals. Therefore, we compiled all of the Company's statements in order to gather the Company's projections and targets into one place to determine what trajectory would be necessary for the Company to achieve its 2017 goals. Management and the Board need interim targets so that shareholders can understand whether the Company is on the right path towards reaching its goals, and, if not, whether changes are necessary to ensure performance goals are reached. The table below illustrates our expectations for EBITDA both in the Tissue business and on a consolidated basis.

2348730-1

						($ in millions)
Wausau EBITDA Targets	**Q4 '13**	**2013**	**2014**	**2015**	**2016**	**2017**
Tissue Segment EBITDA		**$90**	**$120**	$133	**$145****	**$150**
Consolidated EBITDA	$21.0-22.5	$85	**$100-108***	$120	**$135****	**$140**

Wausau public statements in bold
**Assumes Wausau achieves 50-60% of the benefit of the new machine, per Company presentations*
***Assumes Wausau achieves 95% of the benefit of the new machine, per Company presentations*

While we understand you are working hard to achieve certain cost savings, based on your Q4 2013 guidance, we question whether management is fully committed to realizing all of the savings that are possible. We are concerned that the implied outlook for Q4 2013 outlined on the Company's Q1 and Q2 2013 earnings calls is insufficient to demonstrate meaningful progress, and that if the Company fails to achieve a higher run-rate, it will demonstrate that management once again is not executing on its plan. Specifically, you have guided to Tissue EBITDA margins of 21-23% and consolidated EBITDA margins of 16-18% in Q4. This implies EBITDA of approximately $19-21 million, which may fall below the $21-22.5 million that we believe is necessary to demonstrate that you are on track to hit your 2014 targets. Unfortunately, this would again continue the pattern of under-delivering versus expectations.

Even more concerning, these numbers imply about $4.5 million of quarterly corporate overhead *on top of* the Tissue segment overhead, or $18 million on an annualized basis. We fail to understand how this is an acceptable level, given that you have repeatedly stated that the long-term unallocated overhead target should be $10 million, or $2.5 million per quarter, a target which you reiterated in your Q2 2013 earnings presentation.

	2013	**Long-term Target**
Pro Forma Tissue		
Growth (Cases) by Q4	+6%	+6% (CAGR)
EBITDA Margin by Q4	21-23%	25-27%

2017 EBITDA of $150MM

Wausau Paper		
EBITDA Margin by Q4	16-18%	22-24%

2017 EBITDA of $140MM

Source: Company Presentation

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In order to achieve the appropriate level of overhead and ensure that the business is operating to plan, we believe the Company should relocate its headquarters to either Kentucky or Ohio. We have made clear on numerous occasions that it is both too costly and far too risky for Wausau to maintain its headquarters hundreds of miles away from its critical operations. Not only do we believe that moving the headquarters is necessary to achieve cost savings, it is even more essential to ensure corporate focus on your business operations.

After the sales of both the Print and Technical Paper businesses, the Company will have no operations located near its current corporate headquarters in Mosinee, Wisconsin. Your significant and critical operations are in Kentucky and Ohio. Specifically, the Company will have approximately 120,000 tons of Tissue capacity and 110,000 tons of Deink Pulp capacity in Middletown, Ohio, and 190,000 tons of Tissue Converting and 75,000 tons of Tissue capacity, including the Company's brand new $220 million ATMOS machine, in Harrodsburg, Kentucky. Middletown, Ohio and Harrodsburg, Kentucky are over 550 miles and 630 miles, respectively, from the current headquarters in Mosinee, Wisconsin. In addition, the Company has 970,000 square feet of warehouse space in Harrodsburg, and 630,000 square feet in Danville, Kentucky. Together, the Company will have approximately $400 million, or more than $8.00 per share, of capital deployed at these sites.


HQ
550 miles
630 miles
Wisconsin
Michigan
Illinois
Indiana
Ohio
Kentucky
Green Bay
Chicago
Milwaukee
Madison
Detroit
Toledo
Fort Wayne
Indianapolis
Cincinnati
Columbus
Louisville
St. Louis
$220mm Investment
Middletown, Ohio
Harrodsburg, Kentucky
Converting
Harrodsburg, Kentucky
Tissue Capacity Expansion

To execute successfully and minimize risks in the Tissue business, management needs to have its finger on the pulse of the Company's day-to-day operations. Given an extremely aggressive capital investment plan, expectations for significant growth in revenue and profitability in the Tissue business, and a history of underperformance, management should be on top of the

Company’s Tissue assets. The Company has already set an aggressive goal of doubling Tissue EBITDA in five years. In order to realize this goal, according to the slides accompanying Wausau’s Q2 2012 earnings call, the Company needs to reduce costs, redesign its product, improve its product mix, and, most importantly, penetrate the premium away-from-home market, a market in which Wausau currently has no experience. Given the challenges and opportunities associated with this aggressive plan, we would strongly urge the Company to relocate the executive management team to one of Wausau’s two Tissue facilities. Middletown and Harrodsburg are a manageable 150 miles from each other, and we believe either could be an acceptable location for the corporate headquarters. However, attempting to manage both facilities from an entirely different part of the country, over 500 miles away, is not a prudent decision. To be clear, maintaining the current headquarters is not in the Company’s best interest, nor is relocating to a new site other than Harrodsburg or Middletown. It is hard to understand why this has not already been done, as we have been requesting this change for almost a year.

(2) <u>Return of Capital to Shareholders</u>

<u>Wausau’s First Priority for Capital Allocation Should Be Return of Capital</u>

We were highly disappointed to hear you say on your Q2 2013 earnings call that “The priority for future capital allocation will be investment in growth.” We believe that this statement factored prominently in the stock’s sell-off of approximately 6% after reporting earnings. Our belief appears to be supported by the fact that the stock opened higher on the morning of the earnings call and the sell-off began only after management’s commentary during the call.


WPP opens up following prior evening’s Press Release
Stock begins sell-off during management commentary
Stock closed down almost 6% the day after the conference call
Last Price 11.38
High on 07/30 09:34 12.09
Average 11.71
Low on 07/31 15:47 11.29
Prev Close 12.08
SMAVG (50) on Close 11.4016
SMAVG (100) on Close 11.434
SMAVG (200) on Close 11.5011
Volume 9085
SMAVG (15) 4610
29 Jul 2013
30 Jul 2013
31 Jul 2013
WPP US Equity (Wausau Paper Corp) 3 Days 1 Seven Days
Copyright© 2013 Bloomberg Finance L.P.
14-Oct-2013 16:02:52
Source: Bloomberg

The Company just finished building a new $220 million tissue machine, the largest capital investment in its history. Given the Company’s history of poor capital allocation and failed investments in growth projects, management’s credibility is already low. For example, the

9

Company's recent $27 million investment to rebuild a paper machine in its Brainerd facility resulted in a complete write-down when the facility was shuttered only months after the completion of the investment. We suspect that the vast majority of Wausau shareholders had hoped and expected, like us, that your most recent expansion would be followed by a period of heightened focus on execution and realization of returns on that investment. Shareholders cannot afford another failure with this investment. Therefore, we do not understand why you would go out of your way to state that your capital allocation priority is growth, without any further explanation of why such a strategy would be in the best interest of shareholders, when we believe shareholders clearly expect that your priority should be to focus on execution without the need for significant new growth capex.

Wausau Should Initiate a Buyback Now, then Increase its Dividend Substantially

Given the current valuation of approximately 7.5x EBITDA pro forma for cost savings and 5x pro forma for both savings and growth, versus peers trading above 10x EBITDA, as well as the ability of the Tissue business to support significant leverage, we recommend that the Company use a substantial majority of the proceeds from its recent sale of the Technical Paper business to repurchase shares, ideally through a self-tender offer. As we detail later, we believe the Company should repurchase $100 million worth of stock. Further, following the completion of a large share buyback, and once the Company has visibility towards the earnings and cash flow generation targeted in its long-term plan, we believe Wausau should institute a meaningful regular dividend, on the order of $1.00 per share, or more, annually. We believe that this will both reward current investors and attract a new base of investors interested in investing in a leading Tissue company with stable and growing earnings, as demonstrated above, and a meaningful dividend yield.

Importantly, we must stress that a share buyback should be done first, ideally as soon as possible, in order to take advantage of the Company's attractive valuation, while the dividend can be instituted later this year or early next year as the Board gains visibility on the improved cash flow generation from the reduction in overhead costs and the benefits of the new tissue machine. The dividend can then be increased as the Company begins to achieve premium growth and approaches its EBITDA target of $140 million in 2017.

To this end, we were disappointed by your October 17 press release discussing capital allocation. First, the press release mentioned only return of capital from ongoing cash flows, not an initial buyback using the proceeds of the recent Technical Paper sale or increased leverage. Second, it appears the Company is paying out only a portion of free cash flow, defined as operating cash flow less capital expenditures. As we previously discussed, this is particularly concerning because the Company has made no commitments regarding total capex, and there is nothing in the press release to indicate that management will not spend all of its operating cash flow on "investment in growth," leaving no "free" cash to return to shareholders. Therefore, we believe that it is crucial that Wausau commit to returning the majority of cash flow *before* growth capex (i.e., operating cash flow less maintenance capex), in order to ensure that a meaningful amount of capital is *actually* returned.

A healthy business must constantly balance the desire for growth with the need for reasonable and growing profitability. Wausau has had a terrible track record of capital allocation. The latest substantial capital investment was the new tissue machine for $220 million. Before Wausau continues further new capital investments there should be a period of muted capital expense and elevated cash flow growth so that shareholders can realize the benefits of recent investments and management can prove to shareholders that they can effectively allocate capital and execute to achieve acceptable returns on investment.

Share Repurchase

Following the recent sale of the Technical Paper business, Wausau has approximately $100 million of net debt, or 1.0x 2014 EBITDA, per the Company's long-term plan. We believe that a conservative long-term leverage target should be at least 2.0x EBITDA, if not higher, given the stability of the Tissue business. We note that, per the table below, the majority of Wausau's Tissue competitors have Debt/EBITDA ratios well in excess of 2.0x EBITDA, and are generally able to obtain attractive interest rates.

Company	Total Debt / EBITDA	Blended Avg Interest Rate
SCA	2.6x	3.7%
Orchids	0.7x	2.5%
Clearwater	3.2x	5.7%
Kimberly-Clark	1.8x	4.2%
Cascades	5.7x	6.2%
Mean	**2.8x**	**4.4%**
Source: Bloomberg		

Moreover, we believe that Wausau should be able to support a higher leverage ratio than some of the competitors listed above, with the possible exception of Kimberly-Clark, due to the inherent stability of the away-from-home tissue business. In addition to their tissue businesses, SCA, Cascades, and Clearwater all have other paper or forest products businesses that are far more cyclical than the tissue business. Further, Orchids focuses primarily on the consumer (at-home) tissue market, which is more cyclical than the away-from-home market, with lower barriers to competition. In fact, we would note that, as far back as data are available, the volatility[1] of Wausau's Tissue EBITDA has been less than 22%, while Orchids' and Clearwater's have both been over 70%. Therefore, as can be seen in the table below, now that Wausau has sold its volatile Paper businesses and is solely comprised of its highly stable and recurring Tissue business, we believe the Company should be comfortable supporting long-term debt levels at, or above, the high end of its closest peers, and the debt levels we are recommending fall well below this.

---

[1]Defined as the standard deviation divided by the mean; data per CapitalIQ



Wausau Tissue and Paper Segment EBITDA

Source: CapitalIQ, Starboard Value estimates

In order to show why the Company should be comfortable with our recommended debt levels, we analyzed what the Company's interest coverage would look like in a severe downside scenario. As the table below demonstrates, even with excessively negative assumptions, such as revenue declining by approximately 15% vs. 2014 consensus (the worst annual decline that Wausau's Tissue business has ever reported was 2%), and EBITDA margins falling to 18% (the Tissue business' lowest recorded margin, which assumes no cost savings from the new tissue machine), Wausau would still be able to maintain an extremely conservative interest coverage ratio of approximately 3x-4x at our recommended debts levels. In fact, as the table illustrates, even under these unrealistic downside earnings assumptions, Wausau could actually support total debt of $300-$400 million and still maintain an interest coverage ratio of approximately 1.5x-2.0x.

Interest Coverage Ratio in a Downside Scenario

($ in millions)

	Recommended Debt Level		Higher Debt Levels	
	$200.0	**$250.0**	**$300.0**	**$400.0**
2014 Expectations				
EBITDA	$100.0	$100.0	$100.0	$100.0
Less: Maintenance Capex	($10.0)	($10.0)	($10.0)	($10.0)
EBITDA-Capex	$90.0	$90.0	$90.0	$90.0
Illustrative Interest Rate	*5.0%*	*5.5%*	*6.0%*	*6.5%*
Interest Expense	$10.0	$13.8	$18.0	$26.0
Interest Coverage	*9.0x*	*6.5x*	*5.0x*	*3.5x*
Debt / EBITDA	*2.0x*	*2.5x*	*3.0x*	*4.0x*
Severe Downside Senario				
Tissue downside sales	$325.0	$325.0	$325.0	$325.0
Trough EBITDA Margin	*18.0%*	*18.0%*	*18.0%*	*18.0%*
Downside Tissue EBITDA	$58.6	$58.6	$58.6	$58.6
Less: Corporate Overhead	($10.0)	($10.0)	($10.0)	($10.0)
Downside Consolidated EBITDA	$48.6	$48.6	$48.6	$48.6
Less: Maintenance Capex	($10.0)	($10.0)	($10.0)	($10.0)
EBITDA-Capex	$38.6	$38.6	$38.6	$38.6
Interest Coverage	*3.9x*	*2.8x*	*2.1x*	*1.5x*
Debt / EBITDA	*4.1x*	*5.1x*	*6.2x*	*8.2x*

Targeting initial net debt of only $200-$250 million, or 2.0x-2.5x the low end of our estimated 2014 EBITDA, would allow Wausau to buy back approximately $100-$150 million worth of stock, or more than 15% of the shares outstanding at current prices. While the initial leverage ratio would be somewhat higher than our long-term recommendation of 2.0-2.5x when calculated on a historical, or last-twelve-months, basis, we believe management needs to start looking at the Company on a forward-looking basis. On next-twelve-months or 2014 numbers the leverage ratio should be well within this range. We believe that Wausau should be able to issue debt based on its forward-looking plan, given that the majority of the improvement over the next year will come from clearly identifiable cost savings, rather than revenue growth. Further, we believe that the Tissue business' predictable cash flow generation should allow it to issue this debt at attractive rates. If the Board believes that Wausau will achieve its stated goals, then *now* is the time to commence a large share buyback, because once the Company starts to report actual results in-line with its plan, the stock may never be available at the current valuation again.

Substantial Recurring Dividend

As a pure-play Tissue company, Wausau will be in a position to, and should, pay a large and sustainable dividend. Wausau would be highly attractive to investors looking for a stable business with a strong dividend yield. If Wausau grows EBITDA to $100-108 million in 2014, as discussed above, it should easily generate more than $1.50 per share in free cash flow. That number will grow as Wausau realizes additional benefits from the new tissue machine. Later this year or early next year, following a large share repurchase, and once the Company has demonstrated the capabilities of the new tissue machine and has visibility towards generating $1.50 per share or more of free cash flow, we would recommend the Company institute a substantial dividend. At a conservative payout ratio of 60%, Wausau should be able to pay out as much as $1.00 in 2014, and more than $1.50 once it achieves its 2017 plan. Given the quality of Wausau's Tissue business and the stability of its cash flows, we believe the company would trade at a low yield. SCA, for example, trades at a 2.7% dividend yield, and Orchids Paper trades at a 4.6% yield, while each pays out approximately 70% of its earnings in dividends. We believe that Wausau's Tissue business is more attractive, with higher margins, more stable cash flows, and better growth opportunities, than Orchids, and is comparable to the best parts of SCA's business.

		($ and shares in millions, except per share values)	
	2014 Target		Long-term
Illustrative Dividend Valuation	Low	High	Target
EBITDA	$100.0	$108.0	$140.0
Less: D&A	($49.0)	($49.0)	($55.0)
Less: Interest Expense*	($10.0)	($10.0)	($10.0)
Pretax Income	$41.0	$49.0	$75.0
Tax Rate**	35.0%	35.0%	35.0%
Net Income	$26.7	$31.9	$48.8
Approx. Operating Cash Flow**	$75.7	$80.9	$103.8
Less: Maintenance Capex	($10.0)	($10.0)	($10.0)
Free Cash Flow	$65.7	$70.9	$93.8
Shares Outstanding***	41.7	41.7	36.7
Free Cash Flow Per Share	$1.57	$1.70	$2.55
Payout Ratio	60.0%	60.0%	60.0%
Dividend	**$0.94**	**$1.02**	**$1.53**
Stock Price (10/21/2013)	$12.75	$12.75	$12.75
Dividend Yield	*7.4%*	*8.0%*	*12.0%*
SCA Dividend Yield	2.7%	2.7%	2.7%
Orchids Dividend Yield	4.6%	4.6%	4.6%

Source: CapitalIQ, Bloomberg, Company Filings, Starboard Value estimates
*Assumes Net Debt of $200m at a 5.0% blended interest rate
**Actual cash flow would likely be higher due to deferred taxes
***Assumes $100m buyback now, plus additional $75m at $15 in long-term case

Moreover, at a 60% dividend payout ratio, Wausau would be able to retain more than $25 million of cash flow per year, and growing, to buy back additional shares, to invest in growth, or to pay down debt. Again, while Wausau's management may have the mindset of a paper company, where cyclicality limits the dividend payout, as a stable and growing Tissue company,

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a 60% payout would be easily supported, and would be below the payout ratios of its two closest publicly traded comparable companies.

As an aside, we understand that your current credit facility contains certain restrictions on dividend payments and indebtedness. However, it is important to note that this facility was originally entered into in 2010, before the Company started to make a series of positive changes towards becoming a pure-play away-from-home tissue business. We believe that the Company's new structure makes it much more attractive to potential lenders than it was three years ago, and we would therefore expect the Company to be able to obtain much more favorable terms and interest rates on a new credit facility or other form of debt.

(3) Additional Opportunities for Improvement

It is also worth noting that the Company has several smaller, but still important, areas for improvement. One easily addressable issue that we have previously highlighted was to end Wausau's practice of releasing its earnings at 6:00 p.m., with limited disclosures, and then discussing potentially market-moving data points during trading hours the next day. Despite our request, when you reported Q2, you once again released your earnings close to 6:00 p.m. and waited until your earnings call the next day at 10:00 a.m. to mention important points such as your capital allocation priorities, your maintenance capex, and your Q4 targets. You have once again frustratingly only accomplished the bare minimum and unsatisfactory change in scheduling your Q3 2013 earnings call. While you did move the release up to 4:00 p.m., we question why you still insist on doing the call the next day during trading hours at 10:00 a.m. The call should be at 4:30 p.m. the day of the release or at the latest before the market opens the next day, and the press release should include all of the relevant financial information that investors and sell-side analysts need to update their models and publish notes before trading begins.

Finally, we continue to believe that changing the name of the Company to reflect its ongoing business would help attract investors and allow the Company to achieve a valuation that is in line with its currently strong and growing Tissue business, rather than continuing with the current name that draws focus to the Company's highly-challenged historical Print and Technical Paper businesses. Wausau is now a Tissue company, and the name should reflect that. Possible changes include Bay West Tissue, EcoSoft Tissue, or another name that appropriately highlights the Company's rich tissue history, strong brands, and environmentally friendly product line.

We thank you in advance for considering the points outlined in this letter. We appreciate the time you have spent discussing these issues with us, and we sincerely hope that it will not be necessary to continue to make the same requests quarter after quarter. We have communicated this letter publicly so that the entire shareholder base can clearly understand our views, and we encourage the Board to take into account the views of all of the Company's shareholders on how best to create value at Wausau. We would be happy to present each of these points in detail to the Board. We take our investment in the Company, and the Board's stewardship of all shareholders' capital, very seriously. As always, we look forward to maintaining an open dialog and working with you to ensure that value is created for all shareholders.

Best Regards,



Jeffrey C. Smith
Managing Member
Starboard Value LP